UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 1-15401

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

1

2

Report of Independent Auditors

To the Participants and Administrator of
The Energizer Holdings, Inc. Savings
Investment Plan

In our opinion, the accompanying statement of net assets available for Plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
St. Louis, Missouri

May 30, 2003

3

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31
(Dollars in Thousands)

	2002		2001

Assets
Investments, at fair value (Note 2)
Vanguard PRIMECAP Fund Investor Shares	$7,436		$8,903
Shares in registered investment company	39,180		42,200
Vanguard Index Trust - 500 Portfolio	48,048	*	62,180	*
Vanguard Money Market Reserve Fund - Federal Portfolio	25,038	*	32,472	*
Vanguard Wellington Fund Investor Shares	29,009	*	32,256	*
Vanguard Windsor II Fund Investor Shares	24,281	*	29,677	*
Vanguard Trust Fund - Investment Contract	82,659	*	64,548	*
Common stock- Energizer Holdings, Inc. Stock (Note 5)	67,875	*	52,404	*
Participant loans	7,939		7,589

Total Investments	331,465		332,229

Insurance company contracts, at contract value (Note 2)	3,069		7,196

Receivables
Employer contributions	155		25
Participant contributions	567		76

Total Receivables	722		101

Total Assets	335,256		339,526

Liabilities
Accrued administrative expenses	21		15

Total Liabilities	21		15

Net Assets Available for Plan Benefits	$335,235		$339,511

See Notes to Financial Statements

* Investment represents 5% or more of Plan's net assets.

4

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Dollars in Thousands)

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

Additions To Net Assets Attributed To:
Interest income	$4,540	$5,051
Dividend income	3,811	6,468
Net (depreciation)/appreciation in the fair value of investments	(8,518)	1,468

	(167)	12,987

Contributions
Employer	3,719	3,755
Employee	12,616	13,731

	16,335	17,486

Total Additions	16,168	30,473

Deductions From Net Assets Attributed To:
Benefits paid	20,415	36,422
Administrative expenses	29	25

Total Deductions	20,444	36,447

Net (Decrease)	(4,276)	(5,974)

Net Assets Available for Plan Benefits

Beginning of year	339,511	345,485

End of year	$335,235	$339,511

See Notes to Financial Statements

5

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - Description of the Plan

On April 1, 2000, Energizer Holdings, Inc. (Energizer or the Company) was spun-off from Ralston Purina Company. In conjunction with the spin-off, the Company created the Energizer Holdings, Inc. Savings Investment Plan (the Plan). The net assets available to plan participants associated with Energizer employees were transferred to the Plan, and these individuals are no longer participants in the Ralston Purina Company Savings Investment Plan.

The following is a summary description of the Plan and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s savings plan account.

Plan Participation - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U. S. Federal Insurance Contributions Act tax. Participants are eligible to participate as of the first day of employment and may contribute to the Plan upon enrollment.

Contributions – Participants can contribute from 1% to 12% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

A participant’s after-tax contributions of 1% of compensation receives a Company match of 325% that is credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 72% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $40,000 or 100% of the participants’ compensation as defined by the plan for the calendar year.

6

The Company approved an increase in the Plan pre-tax contribution limit from the current deferral limit of 12%. The new deferral limit will be 50% effective January 1, 2003. The Company Plan match practice will remain unchanged.

Investment Options – All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. The 50% Company match on the participant’s first 6% of before-tax contributions is directed to the Energizer ESOP Common Stock Fund (ENR Stock Fund). The Company match may not be transferred to any other investment funds, except as provided by the diversification provision of the Plan applicable to participants who have attained age 55 and completed ten years of Plan participation. If these requirements are met, up to 50% of the Company match may be diversified. A participant’s investments in the ENR Stock Fund are fully diversifiable into other funds within the Plan. Participants may also transfer amounts from other investment funds into the ENR Stock Fund.

Vesting - Employee before-tax and after-tax contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant’s attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than four years of service.

Plan Withdrawals - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see “Plan Administration” below). After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant’s account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant’s termination, the unpaid balance and accrued interest become due immediately and payable in full.

Forfeitures - Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $35,000 and $67,000 for the years ended December 31, 2002 and 2001, respectively.

7

Plan Administration - The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Board, the Company and the Energizer Plans Administration Committee (EPAC), which reviews and determines benefit appeals by participants, have the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Management of Plan assets was under the direction of the Energizer Plans Investment Committee (EPIC) until November 2001. As of November 2001, the Board combined EPIC and EPAC into one group called EPAC.

Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer

William C. Fox	Vice President and Treasurer

Peter J. Conrad	Vice President, Human Resources

Mark A. Schafale	Vice President and Controller

Joseph J. Tisone	Vice President, Global Operations

Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan. As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

NOTE 2 - Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the Plan year to which they relate.

Investment Valuation - The Plan’s investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The ENR Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 4.65% and 5.52% for the years ended December 31, 2002 and 2001, respectively. The weighted-average crediting rate for these contracts was 4.77% and 6.08% at December 31, 2002 and 2001, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

8

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the “Statement of Net Assets Available for Plan Benefits”.

Income Recognition - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party and Party-in-Interest

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2002 and 2001, the Plan held shares of ENR Stock with a market value of $67,875,000 and $52,404,000, respectively. Of these shares, the Plan purchased $13,347,000 and sold $21,847,000 of ENR Stock for the year ended December 31, 2002 and for the year ended December 31, 2001, the Plan purchased $30,923,000 and sold $25,536,000.

Vanguard Fiduciary Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $255,651,000 and $272,236,000 of investment funds and short-term investments at December 31, 2002 and 2001, respectively. Of these investments, the Plan purchased $52,351,000 and sold $54,558,000 for the year ended December 31, 2002 and for the year ended December 31, 2001, the Plan purchased $165,816,000 and sold $68,573,000.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

9

NOTE 4 - Income Tax Status

The Plan received a favorable letter of determination from the Internal Revenue Service dated March 27, 2003 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

NOTE 5 – Nonparticipant-Directed Investments

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $13,608,000 and $6,300,000 at December 31, 2002 and 2001, respectively. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:

(in thousands)	Year ended	Year ended
	December 31, 2002	December 31, 2001

Changes in Net Assets:
Contributions	$3,588	$3,750
Loan Repayments	1,116	170
Dividends and interest income	0	1
Net appreciation/(depreciation)	3,088	(294)
Benefits paid	(361)	(344)
Transfers to participant-directed investments	(123)	(2,079)

Total	$7,308	$1,204

NOTE 6 – Other Matters

Net assets transferred from the Ralston Purina Company Savings Investment Plan to the Plan included investments in the RAL Stock Fund. Participants were not permitted to make contributions to or transfers to this fund and were required to transfer investments in the RAL Stock Fund to other investment funds of the Plan by March 31, 2001. As of March 31, 2001, all remaining shares of the RAL Stock Fund were sold and the proceeds were invested according to participants’ elections.

At December 31, 2000, the RAL Stock Fund represented 34% of the total plan assets. Between January 1, 2001 and March 31, 2001, substantially all of the RAL Stock Fund at December 31, 2000 was transferred to other investment options primarily under current participant investment elections. The remainder in the RAL Stock Fund was withdrawn or forfeited under plan rules as discussed in Note 1.

NOTE 7 – Investments

For the year ended December 31, 2002 and 2001, the Plan’s investments, including Plan investments held in the Trust, depreciated by $8,518,000 and appreciated by $1,468,000 respectively, as follows. Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan’s net assets.

10

	(in thousands)
	Year ended December 31, 2002	Year ended December 31, 2001

Net Appreciation/(Depreciation) in Fair Market Value

Vanguard Index Trust – 500 Portfolio	$(14,572)	$(8,864)
Vanguard Wellington Fund Investor Shares	(3,305)	(1,083)
Vanguard Windsor II Fund Investor Shares	(5,588)	(1,633)
Energizer Holdings, Inc. Common Stock	23,971	(5,584)
Ralston Purina Company Common Stock	0	22,582
Other	(9,024)	(3,950)

	$(8,518)	$1,468

11

	ATTACHMENT I
	ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
	EIN 43-1863181 PLAN NO. 90342
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	As of December 31, 2002
	(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

*	Vanguard Group	PRIMECAP Fund	$ 10,837	$ 7,436
*	Vanguard Group	500 Index Portfolio	71,963	48,048
*	Vanguard Group	Money Market Reserve Fund - Federal Portfolio	25,038	25,038
*	Vanguard Group	Wellington Fund	32,774	29,009
*	Vanguard Group	Windsor II Fund	30,208	24,281
*	Vanguard Group	International Growth Fund	11,031	6,926
*	Vanguard Group	Investment Contract Trust Fund (Retire. Savings Trust)	82,659	82,659
*	Vanguard Group	Small Cap Index Fund	12,795	9,738
*	Vanguard Group	Explorer Fund	4,600	3,562
*	Vanguard Group	Bond Market Index	8,976	9,195
*	Vanguard Group	LifeStrategy Conservative Growth Fund	1,975	1,723
*	Vanguard Group	LifeStrategy Growth Fund	5,120	3,696
*	Vanguard Group	LifeStrategy Income Fund	2,262	2,162
*	Vanguard Group	LifeStrategy Moderate Growth Fund	2,676	2,178

		Total Investment in Shares in Registered Investment Company	302,914	255,651

*	Energizer Holdings, Inc.	ESOP Common Stock	45,245	67,875

		Total Investment in Common Stock	45,245	67,875

	JP Morgan Chase Bank	Insurance Contract Separate Account (3/31/04 maturity date, 5.61% interest)	1,774	1,774
	Rabobank Nederland	Insurance Contract Separate Account (12/31/03 maturity date, 6.54% interest)	1,295	1,295

		Total Insurance Company Contracts	3,069	3,069

	Participant Loans	Notes Receivable from Participants (various maturity dates, 5.75% to 10.50% interest)	7,939	7,939

			$ 359,167	$ 334,534

	* Investment represents allowable transaction with a party-in-interest.

	Note: maturity dates on insurance contracts represent the date when either the entire contract matures or the final portion of the contract matures.

12

ATTACHMENT II
SCHEDULE OF REPORTABLE TRANSACTIONS *
ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN (EIN 43-1863181)
Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (Include interest rate and maturity in the case of a loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost Of Asset	(h) Current Value Of Asset On Transaction Date	(i) Net Gain (Loss)

Vanguard Group	Vanguard 500 Index Fund	$ 11,368,483		$ -	$ -		$ 11,368,483	$ -
Vanguard Group	Vanguard 500 Index Fund		10,928,153	-	-	14,452,703	10,928,153	(3,524,550)
Vanguard Group	Vanguard Federal Money Market	12,684,695		-	-		12,684,695	-
Vanguard Group	Vanguard Federal Money Market		20,117,769	-	-	20,117,769	20,117,769	-
Vanguard Group	Fixed Income Fund	27,447,931		-	-		27,447,931	-
Vanguard Group	Fixed Income Fund		13,463,597	-	-	13,463,597	13,463,597	-
Vanguard Group	Energizer ESOP CS Unrestricted	8,600,924		-	-		8,600,924	-
Vanguard Group	Energizer ESOP CS Unrestricted		21,321,979	-	-	15,645,694	21,321,979	5,676,285

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By:    _____________________________________________
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

June 30, 2003

14

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Accountants

99.1	Certification of Chief Executive Pursuant to 18 U.S.C. Section 1350

99.2	Certification of Chief Financial Pursuant to 18 U.S.C. Section 1350

15